

03 JUN 10 AM 7:21

June 3, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Sto
Washington, DC 20549
UNITED STATES OF AMERICA



03022736

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 040/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in May 2003

  Date: June 3, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date June 3, 2003

SH 040/2003

June 3, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in May 2003

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 29,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002 at the price Baht 0. The exercise date will be made within the last five business days of every month between 09.00 a.m. and 4.00 p.m., the exercise date of May was between May 26 - 30, 2003. The details of terms and conditions of warrants are as follows;

Exercise Ratio	:	1 warrant per 1 ordinary share
Exercise Price	:	Baht 17.80 per share
Maturity of warrants	:	5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	:	29,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) between May 26-30, 2003, as follows;

The number of exercised warrants	:	-None-
The number of remaining unexercised warrants	:	29,000,000 units



June 3, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:	International Corporate Finance
Re:	Shin Corporation Public Company Limited Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 038/2003**

  Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No.2/2003 (SHIN-W1)

  Date: June 3, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



June 3, 2003

03 JUN 10 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 038/2003**

  Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No.2/2003 (SHIN-W1)

  Date: June 3, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date June 3, 2003

SH 038/2003

June 3, 2003

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2003 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of August, November, February, and May. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 2/2003 which can be exercised on May 30, 2003, as follows :

The number of exercised warrants	-None-
The number of remaining unexercised warrants	-200 million units